Exhibit 99.1

AGM Group Holdings Inc.

Room 1904, 19/F. Jubilee Centre

18 Fenwick Street

Wanchai, Hong Kong

NOTICE OF ACTION BY WRITTEN CONSENT OF SHAREHOLDERS AND DISSENTERS’ RIGHTS AND

INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

November 16, 2018

To the Holders of Class A and Class B ordinary shares of AGM Group Holdings Inc.:

This notice of action by written consent and dissenters’ rights and the accompanying information statement (the “Information Statement”) are being furnished to the holders of Class A and Class B ordinary shares (the “Ordinary Shares”) of AGM Group Holdings Inc., a British Virgin Islands company limited by shares (the “Company,” the “Seller,” “we,” “us” or “our”).

On September 5, 2018, the Company entered into an Equity Acquisition Agreement (the “Agreement”) with Zhentao Jiang, the Chairman of the Board of Directors of the Company (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 90% of Company’s equity interest in AGM Group Ltd., a Belize corporation and a wholly-owned subsidiary of the Company (“AGM Belize”), for US$450,000 (the “Transaction”).

If the Transaction is completed, you will retain your shares of the Company’s Ordinary Shares and you will not be entitled to receive any cash distribution from the Transaction. Company plans to retain the cash obtained from the Transaction.

To assist in evaluating the fairness of the Transaction to our shareholders, our audit committee (the “Audit Committee”) of the board of directors (the “Board”), consisting of three members of the Board, Chuang Chen, Jialin Liu, and Tingfu Xie, who are not employed by the Company or its affiliates and have no personal interest in the Transaction, considered the terms and conditions of the Agreement and made a recommendation with respect to the Transaction to the Board. The Audit Committee unanimously determined that the Agreement and the Transaction were advisable and in the best interests of all the shareholders of the Company, approved the Agreement and the Transaction, and made recommendation to the Board to approve the Agreement and the Transaction. The Board, upon the Audit Committee’s unanimous recommendation, unanimously determined that the Agreement and the Transaction were advisable and in the best interests of all the shareholders of the Company and approved the Agreement and the consummation of the Transaction.

Under BVI law and the Company’s Amended and Restated Memorandum and Articles of Association, each as amended, the adoption of the Agreement and the consummation of the Transaction by the Company’s shareholders required the affirmative vote or written consent of the holders of at least 50% of the votes of all outstanding shares entitled to vote on such matters (collectively, the “Total Votes” and such shareholder approval is sometimes referred to in this Information Statement as the “Requisite Company Vote”). On August 31, 2018, shareholders holding beneficially or of record approximately 98.14% of the Total Votes (collectively, the “Consenting Shareholders”), delivered to the corporate secretary of the Company an irrevocable written consent, in the form attached hereto as Annex E, approving the sale of 90% equity interest in AGM Belize pursuant to the terms and conditions set forth in the Agreement and the consummation of the Transaction.

Accordingly, the adoption of the Agreement by the Company’s shareholders was effected in accordance with Section 88 of the BVI Business Companies Act, 2004, as amended (the “BVI Business Companies Act”). No further approval of the shareholders of the Company is required to adopt the Agreement or approve the consummation of the Transaction. As a result, the Company has not solicited and will not be soliciting your vote for the adoption of the Agreement and does not intend to call a meeting of shareholders for purposes of voting on the adoption of the Agreement and the consummation of the Transaction.

This Information Statement shall constitute notice to you from the Company that the Transaction and the Agreement have been adopted by the holders representing at least the Requisite Company Vote by written consent in lieu of a meeting in accordance with Section 88 of the BVI Business Companies Act, 2004, as amended, and the Company’s Amended and Restated Memorandum and Articles of Association.

Under Section 179 of the BVI Business Companies Act (“Section 179”), if the Transaction is completed, subject to compliance with the requirements of Section 179, holders of Class A Ordinary Shares will have the right to receive from the Company in cash, the “fair value” of, their Class A Ordinary Shares (as determined under the BVI Business Companies Act), but only if they comply with all procedures and requirements of Section 179 with respect to the exercise of dissenters rights, a copy of which is attached as Annex C to the Information Statement. The fair value of your shares as determined under the BVI Business Companies Act could be more than, the same as, or less than the proportionate share of the sale consideration that the Company will receive from the sale of the Business.

This notice and the Information Statement shall constitute notice to you from the Company of the availability of dissenters’ rights under Section 179.

The Information Statement accompanying this letter provides you with more specific information concerning the Agreement and the Transaction. We encourage you to carefully read the Information Statement and the copy of the Agreement included as Annex A to the Information Statement. Please do not send in your Class A Ordinary Shares at this time. Pursuant to rules adopted by the U.S. Securities and Exchange Commission, you may access a copy of the information statement at www.agmgroup.com.

By order of the Board of Directors

Very truly yours,

/s/ Wenjie Tang

Wenjie Tang

Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities or other regulatory agency has approved or disapproved the Transaction, passed upon the merits or fairness of the Transaction, or passed upon the adequacy or accuracy of the disclosures in this notice or the accompanying Information Statement. Any representation to the contrary is a criminal offense.

The Information Statement is dated November 16, 2018 and is first being mailed to shareholders on or about December 1, 2018.

TABLE OF CONTENTS

INFORMATION STATEMENT	1

SUMMARY TERM SHEET	1

SPECIAL FACTOR	4

THE AGREEMENT AND THE TRANSACTION	5

THE BOARD AND SPECIAL COMMITTEE	6

REQUIRED APPROVAL OF THE TRANSACTION; RECORD DATE; ACTION BY SHAREHOLDER CONSENT	6

OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR	7

DISSENTERS’ RIGHTS	8

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	10

MATERIAL PRC INCOME TAX CONSEQUENCES	10

MATERIAL BRITISH VIRGIN ISLANDS TAX CONSEQUENCES	10

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	11

INCORPORATION OF INFORMATION BY REFERENCE	12

WHERE YOU CAN FIND ADDITIONAL INFORMATION	12

Annex A EQUITY ACQUISITION AGREEMENT	A-1

Annex B THE BENCHMARK COMPANY, LLC FAIRNESS OPINION	B-1

Annex C SECTION 179 OF BRITISH VIRGIN ISLANDS BUSINESS COMPANIES ACT	C-1

Annex D FORM OF AGM GROUP HOLDINGS INC. (THE “COMPANY”) WRITTEN CONSENT OF CERTAIN SHAREHOLDERS IN LIEU OF MEETING PURSUANT TO SECTION 88 OF THE BRITISH VIRGIN ISLANDS BUSINESS COMPANIES ACT	D-1

i

AGM Group Holdings Inc.

Room 1904, 19/F. Jubilee Centre

18 Fenwick Street

Wanchai, Hong Kong

INFORMATION STATEMENT

This information statement and notice of action by written consent, and of dissenters’ rights, (collectively, this “Information Statement”) contains information relating to the Equity Acquisition Agreement, dated September 5, 2018 (the “Agreement”), entered into by and among AGM Group Holdings Inc., a British Virgin Islands company limited by shares (the “Company,” the “Seller,” “we,” “us” or “our”), AGM Group Ltd., a Belize corporation and a wholly-owned subsidiary of the Company (“AGM Belize”), and Zhentao Jiang, the Chairman of the Board of Directors of the Company (the “Buyer”). We are furnishing this Information Statement to shareholders of the Company pursuant to applicable provisions of British Virgin Islands law and certain U.S. securities regulations. This Information Statement is dated November 16, 2018 and is expected to be first being mailed to our shareholders on or about December 1, 2018.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

SUMMARY TERM SHEET

This summary term sheet highlights selected information in this Information Statement and may not contain all of the information about the Transaction (as defined below under “The Transaction”) that is important to you. We have included page references in parentheses to direct you to more complete descriptions of the topics presented in this summary term sheet. You should carefully read this Information Statement in its entirety, including the annexes hereto and the other documents to which we have referred you, for a more complete understanding of the Transaction. You may obtain, without charge, copies of documents incorporated by reference into this Information Statement by following the instructions under the section of this Information Statement entitled “Where You Can Find Additional Information”.

The Agreement and The Transaction (page 5)

The Company, AGM Belize, and the Buyer entered into the Agreement on September 5, 2018, pursuant to which the Buyer will purchase from the Seller 90% equity interest in AGM Belize, which we refer to as the “Transaction.” Pursuant to the Agreement, the consideration for the Transaction shall be US$450,000, which is 90% of AGM Belize’s estimated value of US$500,000. A copy of the Agreement is included as Annex A to this Information Statement and is incorporated into this Information Statement by reference.

Please see the section of this Information Statement entitled “The Agreement and The Transaction” beginning on page 5.

The Board and Special Committee (page 6)

To assist in evaluating the fairness of the Transaction to our shareholders, a special committee consisting of members of our audit committee (the “Special Committee”) of the board of directors (the “Board”), considered the terms and conditions of the Agreement and made recommendation to the Board with respect to the Transaction to the Board. The Special Committee unanimously determined that the Agreement and the Transaction were advisable and in the best interests of all the shareholders of the Company, approved the Agreement and the Transaction and made recommendation to the Board to approve the Agreement and the Transaction. The Board, upon Special Committee’s unanimous recommendation, unanimously determined that the Agreement and the Transaction were advisable and in the best interests of all the shareholders of the Company and approved the Agreement and the consummation of the Transaction.

Please see the section of this Information Statement entitled “The Board and Special Committee” beginning on page 6.

Required Approval of the Transactional Record Date; Action by Shareholder Consent (page 6)

Under BVI law and the Company’s Amended and Restated Memorandum and Articles of Association, each as amended, the adoption of the Agreement and the consummation of the Transaction by the Company’s shareholders required the affirmative vote or written consent of the holders of at least 50% of the votes of all outstanding shares entitled to vote on such matters (collectively, the “Total Votes” and such shareholder approval is sometimes referred to in this Information Statement as the “Requisite Company Vote”). On August 31, 2018, shareholders holding beneficially or of record approximately 98.14% of the Total Votes (collectively, the “Consenting Shareholders”), delivered to the corporate secretary of the Company an irrevocable written consent, in the form attached hereto as Annex E, approving the sale of 90% equity interest in AGM Belize pursuant to the terms and conditions set forth in the Agreement and the consummation of the Transaction.

Please see the section of this Information Statement entitled “Required Approval of the Transactional Record Date; Action by Shareholder Consent” beginning on page 7.

Opinion of the Special Committee’s Financial Advisor (page 7)

The Special Committee retained The Benchmark Company, LLC, which is referred to in this Information Statement as “Benchmark,” to evaluate the fairness, from a financial point of view, to the Company’s shareholders of the consideration proposed to be paid to the Company in the Transaction pursuant to the Agreement. On September 12, 2018, Benchmark rendered to the Special Committee and to the Board its written opinion dated September 12, 2018, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Benchmark in preparing its opinion, the consideration to be received by the Company in the Transaction pursuant to the Agreement was fair to The Company’s shareholders from a financial point of view.

The full text of Benchmark’s written opinion dated September 12, 2018, which is attached as Annex B and is incorporated herein by reference, should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Benchmark in preparing its opinion.

Benchmark delivered its opinion to the Special Committee for the benefit and use of the Special Committee and the Board (solely in its capacity as such) and only addressed whether the consideration to be received by the Company in the Transaction is fair, from a financial point of view, to the Company’s shareholders. Benchmark’s opinion was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise. Benchmark was not requested to opine as to, and its opinion did not address any other terms or other aspects or implications of the Transaction or related transactions and no opinion or view was expressed as to the relative merits of the Transaction or related transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction or any related transaction. Benchmark also expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction, any related transactions or any other matter.

Please see the section of this Information Statement entitled “Opinion of the Special Committee’s Financial Advisor” beginning on page 7.

Dissenters’ Rights (page 8)

Shareholders who dissent from the Transaction will have the right to seek payment of the fair value of their shares if the sale is completed, but only if they comply with all procedures and requirements of Section 179 of the BVI Business Companies Act regarding the exercise of dissenter rights. The fair value of the Class A Ordinary Shares as determined under the BVI Business Companies Act could be more than, the same as, or less than the proportionate share of the sale consideration received from the sale of the Business.

Dissenters’ rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares.

Please see the section of this Information Statement entitled “Dissenters’ Rights” beginning on page 8 as well as Annex D to this Information Statement.

Material U.S. Federal Income Tax Consequences (page 10)

The sale of the Business should not result in any U.S. federal income tax consequences to shareholders of the Company. If you exercise dissenters’ rights, this would be deemed a sale of your shares and you may be subject to income or capital gains tax on the amount you received for your shares. You should consult your own tax advisor for a full understanding of the tax consequences of the exercise of dissenters’ rights to you.

Please see the section of this Information Statement entitled “Material U.S. Federal Income Tax Consequences” beginning on page 10.

Material PRC Income Tax Consequences (page 10)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”). If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our shares pursuant to the exercise of dissenters’ rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the exercise of dissenters’ rights to you, including any PRC tax consequences.

The transaction will be a capital transaction for the Company, and therefore it will have to pay corporate capital gains tax on the value of the transaction, less the basis of the assets sold. This tax is to be paid by the Company and is not a tax obligation of the shareholders.

Please see the section of this Information Statement entitled “Material PRC Income Tax Consequences” beginning on page 10.

Material British Virgin Islands Tax Consequences (page 10)

The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the sale of the Business.

Please see the section of this Information Statement entitled “Material British Virgin Islands Tax Consequences” beginning on page 10.

SPECIAL FACTORS

Corporate Structure Before the Sale of the Business

The Company is a holding company with no operations of its own. The operations of the Company are carried out through its subsidiaries. The following diagram illustrates the current organizational structure, before the Transaction:

Background

Prior to September 5, 2018, AGM Belize engaged in the forex trading brokerage service with a license provided by the International Financial Services Commission of Belize (“IFSC”) under the license number IFSC/60/448/FX/17 (the “IFSC License”). It also provided its users with trading in spot precious metals and spot oil as these commodities are conventionally categorized as spot forex. The Company also operated a social trading network platform under AGMTrade, on which users were able to participate in various trading programs through brokerage services offered by AGM Belize.

Aggregate revenue generated from AGM Belize’s services accounted for approximately 1% and 11% of the Company’s total revenue in fiscal years ended December 31, 2017 and 2016, respectively. AGM Belize held approximately $16.3 million in assets (including approximately $12.5 million categorized as transaction monetary assets held for clients) and $12.7 million in liabilities (including approximately $12.5 million categorized as deposits payable, which offset the total transaction monetary assets held for clients) as of December 31, 2017. AGM Belize’s assets and liabilities consisted of approximately 63% and 76% of the Company’s total assets and liabilities, respectively, with customers deposits consisting of the majority of such.

Recently, the central government of the People’s Republic of China initiated a certain policy change that would no longer support our forex-trading related business. In addition, the access to certain accounts holding the deposits payable have been restricted by local regulators due to this policy change. In order to ensure compliance with PRC laws, regulations and policies, the Company voluntarily ceased its forex trading brokerage business and suspended such activities on AGMTrade, a social network platform operated by other subsidiaries of the Company, as they would fall within the scope of the government initiative.

The Company has been closely monitoring the development of the matter. The Company has been actively working with representatives of the Beijing government to resolve all issues arising from the ceased operation and those relating to the transaction monetary assets held for its customers. The Company plans to disclose relevant information in a timely manner once available. The Company is currently liable for any customers deposits payable, as there can be no assurance that the Company will be given access to those accounts in the near future. Such financial obligation may have a material adverse effect on our results of operations and future development of our business. Upon consummation of the Transaction, the Company shall maintain a 10% equity interest in AGM Belize, which would continue to hold the IFSC License.

THE AGREEMENT AND THE TRANSACTION

The Parties

The Company is a British Virgin Islands company with exempted shares, which owns all of the outstanding capital stock of AGM Belize. The Company is a holding company that operates business through its subsidiaries. Prior to entering into the Agreement on September 5, 2018, the Company engaged in three core businesses: (i) online trading platform application and computer program technical support and solution service (“Online Trading and Computer Support Service”); (ii) forex trading brokerage business through AGM Belize; and (iii) program trading application technology and management service.

Zhentao Jiang, the Buyer, is the Chairman of the Board of Directors of The Company.

Terms of the Agreement

The Company, AGM Belize, and the Buyer entered into the Agreement on September 5, 2018. A copy of the Agreement is included as Annex A to this Information Statement and is incorporated into this Information Statement by reference. Under the terms of the Agreement, subject to the approval of relevant regulatory agencies, including the Belize Registry and The Nasdaq Stock Market LLC (“Nasdaq”), Buyer will purchase from Seller 90% equity interest in AGM Belize, which we refer to as the “Transaction.” Pursuant to the Agreement, the consideration for the Transaction shall be US$450,000, which is 90% of AGM Belize’s estimated value of US$500,000.

If the Transaction is completed, you will retain your shares of the Company’s Ordinary Shares and you will not be entitled to receive any cash distribution of the Transaction. Company will retain the cash from the transaction.

Significant Conditions to the Agreement

The obligation of Buyer to consummate the Transaction is subject to completion of due diligence and the approval by the relevant regulatory agencies, including Belize Registry and Nasdaq.

Certain Effects of the Transaction

Upon the consummation of the Transaction, AGM Belize will cease to be a wholly-owned subsidiaries of the Company. Additionally, the Company will cease to provide forex trading brokerage business. As a result, the Company’s current shareholders will no longer benefit from any increase in the value, nor will they bear the risk of any decrease in the value, of the forex trading brokerage business. The Company will also continue to operate its (i) Online Trading and Computer Support Service and (ii) program trading application technology and management service. In addition, the Company has been actively exploring new business lines and revenue streams through its investment in new business initiatives and potential merger and acquisition opportunities. The Company has completed the research and development phase of its latest commodity and futures trading system product by October 2018, which can be offered to small and medium sized financial institutions in China with solutions that could enhance the efficiency of their trading systems. The Company has also completed the research and development of providing online financial education services targeting junior traders, college students and new graduates and expect to launch online financial education as its new service on its existing social network platform AGMTrade.

Following the closing of the Transaction, the Company expects its Class A Ordinary Shares will continue trading on Nasdaq subject to its compliance with Nasdaq’s continued listing standards.

THE BOARD AND SPECIAL COMMITTEE

Our Audit Committee, or the special committee for the purpose of this Transaction, formed in March 2017, consisting of Chuang Chen, Jialin Liu and Tingfu Xie, each of whom is an independent director with no personal interest in the Transaction that would not be generally shared by all other shareholders of the Company, evaluated the Transaction and other alternatives available to the Company. Among other things, the Special Committee has authority to reject any transaction it determines is not fair to or otherwise not in the best interests of the Company and its shareholders. The Special Committee also has the authority to engage its own legal and financial advisors and receives advice throughout the negotiations from such advisors. The Special Committee carefully reviewed and considered the terms and conditions of the Agreement and the Transaction.

The Special Committee unanimously recommended that our Board approved the Agreement. After careful consideration and based in part on the unanimous recommendation of the Special Committee, our Board unanimously (i) determined that it was in the best interests of, and fair to the Company and the Company’ shareholders, and declared it advisable, to enter into the Agreement and the other transaction documents and to consummate the transactions contemplated thereunder upon the terms and subject to the conditions set forth therein, (ii) approved the execution and delivery of the Agreement and the other transaction documents by the Company, the performance by the the Company of its covenants and other obligations thereunder, and the consummation of the transactions contemplated thereunder upon the terms and conditions set forth therein, and (iii) recommended that the Company’ shareholders approve the sale of the membership interests in AGM Belize pursuant to the Agreement.

REQUIRED APPROVAL OF THE TRANSACTION; RECORD DATE; ACTION BY SHAREHOLDER CONSENT

Under BVI law and the Company’s Amended and Restated Memorandum and Articles of Association, each as amended, the adoption of the Agreement and the consummation of the Transaction by the Company’s shareholders required the affirmative vote or written consent of the holders of at least 50% of the votes of all outstanding shares of entitled to vote on such matters (collectively, the “Total Votes” and such shareholder approval is sometimes referred to in this Information Statement as the “Requisite Company Vote”).

The Company is authorized to issue 400,000,000 ordinary shares, of which, 200,000,000 has been designated as class A Ordinary Shares and 200,000,000 has been designated as class B Ordinary Shares. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has five votes per share.

On August 15, 2018, the record date, there were 21,316,055 Class A Ordinary Shares outstanding and 11,900,000 Class B Ordinary Shares outstanding, representing 80,816,055 Total Votes, held by 54 shareholders of record.

On August 31, 2018, the Consenting Shareholders, delivered to the corporate secretary of the Company an irrevocable written consent adopting the Agreement and approving the consummation of the Transaction. As of August 15, 2018, the Consenting Shareholders, collectively, held shares representing approximately 98.14% of the Total Votes. Accordingly, the adoption of the Agreement by the Company’s shareholders was effected in accordance with Section 88 of the BVI Business Companies Act on September 5, 2018. No further approval of the shareholders of the Company is required to adopt the Agreement and approve the consummation of the Transaction. As a result, the Company has not solicited and will not be soliciting your vote for the adoption of the Agreement and does not intend to call a meeting of shareholders for purposes of voting on the adoption of the Agreement and the consummation of the Transaction. If the Agreement is terminated in accordance with its terms, the shareholder consent will be of no further force or effect.

Federal securities laws state that the Transaction may not be completed until 20 days after the date of mailing of this Information Statement to the Company’s shareholders. Therefore, notwithstanding the execution and delivery of the shareholder consent (which was obtained on September 5, 2018), the consummation of Transaction will not occur until that time has elapsed. We currently expect the Transaction to be completed by [DATE], 2018, subject to the satisfaction of the conditions to closing in the Agreement. However, there can be no assurance that the Transaction will be completed on or prior to that time, or at all.

This Information Statement shall constitute notice to you from the Company that the Transaction and the Agreement have been adopted by the holders representing at least the Requisite Company Vote by written consent in lieu of a meeting in accordance with Section 88 of the BVI Business Companies Act.

OPINION OF SPECIAL COMMITTEE’S FINANCIAL ADVISOR

The Special Committee retained The Benchmark Company, LLC (“Benchmark”) to render to the Special Committee an opinion as to the fairness, from a financial point of view, to the Company’s shareholders of the consideration to be received by the Company in the Transaction. Benchmark is an independent investment banking firm focused on providing financial advice on mergers and acquisitions and raising institutional capital to meet the growth objectives of its clients. Benchmark is regularly engaged in providing valuation analyses, evaluating and proposing financial and strategic alternatives and rendering, if required or desired, fairness opinions. The Special Committee selected Benchmark to act as the Special Committee’s financial advisor on the basis of Benchmark’s experience in similar transactions and its reputation in the investment community.

The full text of Benchmark’s written opinion dated September 12, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Benchmark in rendering its opinion, is attached as Annex B to this Information Statement and is incorporated in its entirety herein by reference. The following summary of Benchmark’s opinion is qualified in its entirety by reference to the full text of the opinion. The Company’s shareholders are urged to, and should, carefully read Benchmark’s written opinion in its entirety. Benchmark delivered its opinion to the Special Committee in connection with and for purposes of its evaluation of the fairness, from a financial point of view, to the Company’s shareholders of the consideration to be received by the Company in the Transaction. Benchmark was not requested to opine as to, and its opinion did not address any other terms or other aspects or implications of the Transaction or related transactions and no opinion or view was expressed as to the relative merits of the Transaction or related transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the transaction or any related transaction. Benchmark also expressed no opinion or recommendation as to whether any shareholder should consent to, or act in connection with, the Transaction, any related transactions or any other matter.

In connection with its opinion, Benchmark, among other things reviewed and considered:

●	the Equity Acquisition Agreement dated September 5, 2018;

●	certain information relating to the historical, current and future operations, financial condition and prospects of AGM Belize, made available to us by the Company, including financial models that included actual monthly income statements for the seven-month period ending July 31, 2018, and projected income statements for the months of August 2018 and September 2018, and for the years 2018-2022. The financial models took into account two scenarios: the continued ownership and operation of AGM Belize by the Seller, and post-Transaction ownership and operation by the Buyer;

●	the latest consolidated balance sheet for AGM Belize as of July 31, 2018, and projected annual balance sheets for the year-ends 2018-2022, made available to us by the Company;

●	costs to be incurred by the Company in connection with the possible shutdown of AGM Belize;

●	discussions with certain members of the management of the Company and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of AGM Belize, the Transaction and related matters;

●	the current and historical market prices for certain of the Company’s publicly traded securities, and the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain other companies that we deemed to be relevant;

●	a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company;

●	the publicly available financial terms of certain transactions that we deemed to be relevant; and

●	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

In arriving at its opinion, Benchmark assumed and relied upon, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised the Benchmark Company that the financial projections reviewed by Benchmark were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Benchmark expressed no opinion with respect to such projections or the assumptions on which they are based.

Benchmark did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any other entity. Benchmark also did not evaluate the solvency, creditworthiness or fair value of the Company, AGM Belize, the Buyer or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Benchmark assumed that the Transaction and related transactions would be consummated on terms substantially similar to those set forth in the Agreement dated September 5, 2018 provided to Benchmark. Benchmark also assumed, at the direction of the Company, that the final executed Agreement would not differ in any material respect from the draft Agreement reviewed by Benchmark.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of Ordinary Shares, to object to the Transaction and receive cash equal to the appraised fair value of their securities (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 179 of the Companies Act, a copy of which is attached as Annex C to this Information Statement. If you are contemplating the possibility of objecting to the Transaction, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you are advised to consult British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Companies Act, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting shareholder of the Company is entitled to payment of the fair value of his, her or its Ordinary Shares upon dissenting to the Transaction but only if such dissenting shareholder complies with the requirements of Section 179 of the Companies Act and the requirements set forth below.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding the Ordinary Shares in connection with the Transaction, other than the right to institute proceedings to obtain relief on the grounds that the Transaction is illegal. To preserve your Dissenters’ Rights, the following procedures must be followed:

●	Normally a Dissenter must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the Transaction but where the approval is to be authorized by written consent, as in this case by the Shareholder Action, no Notice of Objection is required;

●	Within 20 days immediately following the date on which the vote or written consent approving the Transaction is made, the Company must give written notice of the approval (“Approval Notice”) to all dissenting shareholders who have served a Notice of Objection or from whom written objection was not required, except those dissenting shareholders who voted for the Transaction;

●	Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), you must give a written notice of your decision to dissent (a “Notice of Dissent”) to the Company stating your name and address, the number of the Ordinary Shares with respect to which you dissent and demanding payment of the fair value of your Ordinary Shares. A dissenting shareholder must dissent in respect of all the Class A Ordinary Shares held;

●	Within seven days immediately following (i) the date of expiry of the Dissent Period, or (ii) the date on which the Transaction becomes effective, whichever is later, the Company, as the surviving corporation, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase their Ordinary Shares at a price determined by the Company to be the fair value of such Ordinary Shares;

●	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder agree upon the price to be paid for the dissenting shareholder’s Ordinary Shares, the Company shall pay to such dissenting shareholder the amount in money upon the surrender of the certificates representing such Ordinary Shares;

●	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period:

●	The Company and the dissenting shareholder shall each designate an appraiser;

●	The two designated appraisers together shall designate a third appraiser;

●	The three appraisers shall fix the fair value of the dissenting shareholder Ordinary Shares; and

●	Under the Companies Act the fair value of the Dissenting Shares will be determined at the close of business on the day prior to the date on which the written consent to approve the Transaction was taken, excluding any appreciation or depreciation in the value of the Ordinary Shares, directly or indirectly, induced by the announcement of the Transaction. Upon the surrender of the dissenting shareholder’s certificates representing their Ordinary Shares, the Company will pay, in cash, the fair value of the Ordinary Shares determined by the appraisers.

In order for a person to exercise Dissenters’ Rights, the person must be the shareholder of record on the register of members of the Company. All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, these notices must be executed by or for the fiduciary. If the Ordinary Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in the Ordinary Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow, or take the necessary steps to become the record holder of such Ordinary Shares and follow, the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to the Ordinary Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Transaction Agreement. You must send all notices to the Company at Room 1904, 19/F. Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong.

If you are considering dissenting, the fair value of the Ordinary Shares as determined under the BVI Business Companies Act could be more than, the same as, or less than the proportionate share of the sale consideration received from the sale of the Business.

Dissenters’ rights are available only to registered holders of shares. If you hold any shares in “street name,” you are considered the beneficial owner but not the “registered holder” of such shares.

The provisions of Section 179 of the Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179, you will lose your Dissenters’ Rights. You are advised to consult British Virgin Islands legal counsel if you wish to exercise Dissenters’ Rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

There is no U.S Federal income tax consequences, unless you are a resident of the United States and you exercise your dissenters’ rights and are paid the fair value of the Ordinary Shares you hold. The Company is incorporated under the laws of the British Virgin Islands. Because the Company is selling asset of its subsidiary AGM Belize, a company incorporated under the laws of Belize, there is no event in the United States that would cause application of U.S. Federal income tax.

If you dispose of your ordinary held in the Company by reason of surrender upon payment of the fair value thereof arrived at after exercise of your dissenters’ rights, you will have either an income or capital gains transaction where the sale price is the amount received from the Company. You should consult your tax advisor regarding the specific tax consequence of the exercise of your dissenter right in light of your particular situation, including the applicability and effect of U.S. Federal, state, local and non U.S. laws.

MATERIAL PRC INCOME TAX CONSEQUENCES

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”). If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our shares pursuant to the exercise of dissenters’ rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the exercise of dissenters’ rights to you, including any PRC tax consequences.

The transaction will be a capital transaction for the Company, and therefore it will have to pay corporate capital gains tax on the value of the transaction, less the basis of the assets sold. This tax is paid by the Company and is not a tax obligation of the shareholders.

MATERIAL BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

The British Virgin Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the Agreement and the Transaction or the receipt of purchase price for the sale of AGM Belize. This is subject to the qualifications that British Virgin Islands stamp duty may be payable if any transaction documents are brought to or executed or produced before a court in the British Virgin Islands.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any statements in this Information Statement regarding the proposed Transaction, the expected timetable for completing the proposed Transaction, future financial and operating results, future capital structure and liquidity, benefits and synergies of the proposed Transaction, future opportunities for each of Buyer, AGM Belize and the Company, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the Board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “forecast,” “intends,” “may,” “objective,” “plans,” “potential,” “predicts,” “should,” “targets,” or “will” and their variants and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed Transaction in the time frame expected by the parties or at all; the satisfaction of the conditions to the consummation of the proposed Transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with current and prospective employees, suppliers, distributors, customers and competitors; the ability of third parties to fulfill their obligations relating to the proposed transaction; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC. The Company disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of August 15, 2018 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our company is authorized to issue 200,000,000 Class A Ordinary Shares of US$0.001 par value per share and 200,000,000 Class B Ordinary Shares of US$0.001 par value per share. The number and percentage of Ordinary Shares beneficially owned are based on 21,316,055 Class A Ordinary Shares of US$0.001 par value per share and 11,900,000 Class B Ordinary Shares of US$0.001 par value per share issued and outstanding as of August 15, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 15, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1 Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, P.R. China 100020. As of August 15, 2018, we have 54 registered shareholders of record of Class A Ordinary Shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined ownership of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares(3)
Directors and Named Executive Officers:
Zhentao Jiang, Chairman of the Board(1) (2)	3,400,000	15.95%	7,400,000	62.18%	10,800,000	49.99%
Wenije Tang, Chief Executive Officer and Director(2)	6,500,000	30.49%	1,500,000	12.61%	8,000,000	17.32%
Guofu Zhang, Chief Financial Officer	-	0%	-	0%	-	0%
Chengchun Zhang, Chief Operating Officer(2)	2,400,000	11.26%	2,400,000	20.17%	4,800,000	17.82%
Yufeng Mi, Chief Technology Officer	600,000	2.81%	600,000	5.04%	1,200,000	4.45%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Chuang Chen, Independent Director and Chairman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Tingfu Xie, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (9 persons)	12,910,000	60.56%	11,900,000	100%	24,810,000	89.6%

5% Beneficial Owners:
Firebull Holdings Limited(2)	5,000,000	23.46%	5,000,000	42.02%	10,000,000	37.12%

*	Less than 1%.

(1)	Zhentao Jiang individually holds 2,400,000 shares of Class A Ordinary Shares and 2,400,000 shares of Class B Ordinary Shares, representing 11.26% and 20.17% of the total outstanding Class A Ordinary Shares outstanding and Class B Ordinary Shares, respectively.

In addition, Zhentao Jiang indirectly holds and has sole voting and dispositive power of the 1,000,000 shares of Class A Ordinary Shares beneficially owned by Northnew Management Limited, a company formed under the laws of Seychelles. Northnew Management Limited may, from time to time, transfer shares of our company to our executive officers as equity incentive to retain their services.

As disclosed in (2) below, Zhentao Jiang also has the voting and dipositive power of the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited.

(2)	Wenjie Tang individually holds 1,500,000 shares of Class A Ordinary Shares and 1,500,000 shares of Class B Ordinary Shares, representing 7.04% and 12.61% of the total outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively.

Chengchun Zhang individually holds 2,400,000 shares of Class A Ordinary Shares and 2,400,000 shares of Class B Ordinary Shares, representing 11.26% and 20.17% of the total outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively.

In addition, Wenjie Tang and Chengchun Zhang jointly and indirectly hold the 5,000,000 shares of Class A Ordinary Shares and the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR. Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A Ordinary Shares beneficially owned by Firebull Holdings Limited. The dividend rights of the 5,000,000 shares of Class A Ordinary Shares owned by Firebull are reserved to our employees as equity incentive to retain talent. Zhentao Jiang has the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited.

(3)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

INCORPORATION OF INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” certain information we file with the Securities and Exchange Commission, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this Information Statement. We incorporate herein by reference into this Information Statement the following documents filed by us with the SEC under the Exchange Act and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Information Statement (provided that we are not incorporating by reference any information furnished to, but not filed with, the SEC):

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 30, 2018; and

●	our Current Reports on Form 6-K, filed with the SEC on May 8, 2018, May 30, 2018, June 1, 2018, June 14, 2018, July 10, 2018, August 16, 2018 and September 18, 2018.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains our reports, proxy and information statements and other information at www.sec.gov.

The Company will provide without charge to each person to whom a copy of this Information Statement has been delivered, copies of documents incorporated by reference into this Information Statement (excluding exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Information Statement incorporates) upon written request to AGM Group Holdings Inc., Room 1904, 19/F. Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong.

Statements contained in this Information Statement, or in any document incorporated in this Information Statement by reference, regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows us to “incorporate by reference” information into this Information Statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Information Statement. This Information Statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this Information Statement.

The information contained in this Information Statement speaks only as of the date indicated on the cover of this Information Statement unless the information specifically indicates that another date applies.

We have not authorized anyone to give you any information or to make any representation about the Transaction or the Company that is different from or adds to the information contained in this Information Statement or in the documents we have publicly filed with the SEC. Therefore, if anyone does give you any different or additional information, you should not rely on it.

ANNEX A: EQUITY ACQUISITION AGREEMENT

Equity Acquisition Agreement

by and among

Jiang Zhentao

and

AGM Group Holdings Inc.

and

AGM Group Ltd.

A-1

A-i

This Equity Acquisition Agreement (this “Agreement”) is made on this day of September 5, 2018 by and among the Parties as follows:

(1)	Jiang Zhentao (the “Buyer”), a Chinese citizen, with his permanent address at Room 2112, Wang ZuoZhongXin, East Tower, 1 Jing Hua Nan Jie, Chaoyang District, Beijing, China;

(2)	AGM Group Holdings Inc. (the “Seller”), an entity established and existing under the laws of BVI, with its registered address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands; and

(3)	AGM Group Ltd. (the “Target Company”), an entity established and existing under the laws of Belize, with its registered address at No. 5 Cork Street, Belize City, Belize. The Target Company is a wholly-owned subsidiary of the Seller.

Whereas:

The Buyer desires to, in accordance with this Agreement, acquire 90% of equity of the Target Company’s registered capital (the “Target Equity”) from the Seller. The Seller agrees to, in accordance with this Agreement, the share purchase by the Buyer. Upon the completion of this transaction, the ownership structure of the Target Company is AGM Group Holdings Inc. accounts for 10%, Jiang Zhentao accounts for 90%.

Now, therefore, in consideration of the premises and of the covenants, representations, warranties and agreements herein contained, the Parties have reached the following agreement:

SECTION 1 EQUITY ACQUISITION

The Buyer agrees to acquire the Target Company’s Target Equity and the Seller agrees to sell the Target Equity to the Buyer (“the Deal”), and the Target Equity is without any rights burden. The Buyer shall be entitled to all rights and obligations under Shareholder Agreement and Article of Association of the Target Company (include any amendment made from time to time) upon the completion of acquisition of Target Equity in accordance with this Agreement.

SECTION 2 PRICE AND PAYMENT

2.1 In consideration of the estimated value of the Target Company isUS$500,000, the transfer price of the Target Equity shall be US$450,000(the “Transfer Price”).

2.2 The Buyer shall pay the Transfer Price in available cash to the Seller’s designated bank account. A 20% initial payment shall be paid by the Buyer within five working days upon the signing of this Agreement. 30% shall be paid by the Buyer after the completion of legal and financial due diligence, and the remaining 50% shall be paid after the approval by The International Business Company Registry of Belize (“Belize Registry”) and the relevant change information can be checked through the public channel.

2.3 In case it is failed to obtain the approval from Belize Registry with respect to the aforesaid Target Equity and the relevant change information due to any force majeure and any reason caused by non-Buyer’s nor Seller’s fault in spite of the maximum efforts made by the Buyer and the Seller, then the Seller agrees to refund the Buyer in full that the fund received by the Seller under Section 2.2. Any service fee and intermediary fee incurred in the process of applying for change shall be fully borne by the Buyer.

2.4 The credit and debt confirmed by both Parties after legal and financial due diligence shall be deemed as the Appendix to this Agreement.

SECTION 3 PREREQUISITE

3.1 The deal close shall be dependent on each of the following prerequisite:

3.1.1 The modified approval certificate of the Target Company (the “modified approval certificate”) is issued and specifies that Belize Registry approves the deal (the “Approval”), and the Buyer owns 90% of the equity of the Target Company; and

3.1.2 The modified Article of Association (the “modified Article of Association”) has been registered with the competent company registry and specifies that the Buyer owns the corresponding rights that the Seller owns in the Target Company.

3.2 Each Party shall provide and sign any and all documents required by the Law of Belize and government agencies and shall take all necessary and proper action to ensure that the prerequisites specified by Section 3.1 are met as soon as practicable.

SECTION 4 DEAL CLOSE

4.1 The deal close shall take place at the place agreed upon by the Parties on the first business day after the prerequisites are satisfied.

4.2 Upon the deal close, the Buyer and the Seller shall deliver the following documents:

4.2.1 The copy of the approval of the acquisition of the Target Equity issued by Belize Registry, the copy of the modified approval certificate and the modified Article of Association, such copies and contents shall satisfy the Buyer.

4.2.2 Equity change registration form and director change registration form and their content provided by Belize Registry shall satisfy the Buyer.

4.2.3 Any other documents necessary for the deal close and the document form and content shall be reasonably accepted by the Buyer.

SECTION 5 APPROVAL

Both Parties agree that upon signing of this Agreement and the Seller received the remaining 50% of the Transfer Price paid by the Buyer after the due diligence, the deal shall be reported to Belize Registry for the examination and approval.

SECTION 6 WARRANTY

6.1 Each of the Target Company and the Seller warrants that:

(a)	The Target Company is a limited liability company established and existing under the laws of Belize;

(b)	Each of the Target Company and the Seller has full capacity for civil conduct, and be able to enjoy civil rights and assume civil obligations, and has the right, power and authorization to sign and deliver of this Agreement and each document signed on or prior to date of the deal close, and is able to exercise its rights and perform its obligation under this Agreement, and all necessary action has been taken by it for this purpose.

(c)	The obligation of the Target Company and the Seller under this Agreement shall be valid and binding and the Buyer is entitled to demand the Target Company and the Seller to perform this Agreement in accordance the provisions herein; and

(d)	The Seller is the legal and beneficial owner of the Target Equity, and no right burden is affixed to the Target Equity.

6.2 Each of the Target Company and the Seller warrants to the Buyer that all warranties are true, accurate, complete and no misleading on the date of signing this Agreement and on the date of the deal close.

6.3 Each of the Target Company and the Seller warrants to the Buyer that after the completion of the Target Equity transfer, the existing directors will remain under the name of the Target Company.

6.4 Any claim, expense and responsibility directly or indirectly incurred due to the inconsistent with any such warranties or violation of such warranties, the Target Company and the Seller shall indemnify the Buyer from any loss.

6.5 The Buyer warrants to the Target Company and the Seller that the existing management structure and employee will remain unchanged and recruit relevant capable personnel engaged in relevant business.

6.6 The Buyer warrants to the Target Company and the Seller that any unfinished business prior to acquisition of the Target Equity shall continue to maintain independent operation and accounting after the deal close, and the Buyer shall not be entitled to any audited asset and cash in the Seller’s bank account, any fund products under the operation shall be retained and the returns of any fund shall be executed in accordance with the original Subscription Agreement.

6.7 Each of the Target Company and the Seller warrants to the Buyer that in case any fund products under operation involving any dispute with any prior investor, the Target Company and the Seller shall take full responsibility on it.

6.8 The Buyer warrants to the Target Company and the Seller that any income distribution relating to any new business initiated or introduced by the Target Company or the Seller shall be separately agreed upon by the parties of this Agreement.

SECTION 7 CORPORATE GOVERNANCE

7.1 Each Party agrees that the current corporate governance will remain unchanged.

SECTION 8 TRANSFER EXPENSE AND TAX

8.1 Unless otherwise provided in this Agreement, each party shall pay its respective expense and tax in relation to its negotiation, preparation, signing and performance of this Agreement and other relevant documents.

8.2 The Seller is responsible to pay any agent fee and any charges from regulator and registration authority.

SECTION 9 LITIGATION AND DISCIPLINE

9.1 Litigation

(a)	The Target Company has not involved in (whether as a plaintiff or defendant) any civil, criminal, arbitration, administrative or other process, nor any person may be act on its behalf to bear the responsibility involved in such process, and no lawsuit or such process is pending.

(b)	No facts or circumstances may cause the Target Company or cause any person might be act on its behalf involves any civil, criminal arbitration, administrative or other process.

(c)	No lawsuit, arbitration or other legal or governmental proceeding is pending pertaining to the Target Company or any person might be act on its behalf.

9.2 Abide by the law

The Target Company operates its business in all material aspects in accordance with all applicable law of Belize and its license (including its business license).

9.3 Investation

No investigation, inquiry or disciplinary procedure carried out by government agency on the Target Company, and no such procedure is pending or may be filed.

SECTION10 RESPONSIBILITY

10.1 Debt

Except disclosed in the accounts, the Target Company has no outstanding loan or debt as a third party of creditor, nor agree to any such loan or debt.

The Seller shall list out any debt from the relevant financial data after financial due diligence. Financial Due Diligence Firm may participate in issuance of the detail.

10.2 Guarantee

(a)	The Target Company never undertakes the obligation to guarantee others or other guarantee responsibility.

(b)	The Target Company's loan or any part of the debt never depends on others to provide warranty or guarantee.

(c)	Except the disclosed debt and guarantees, any other undisclosed guarantees or liabilities including but not limited to guarantee or debt shall be borne by the original shareholders unlimited liability.

10.3 Event of Default

No following event happened, and no one claimed the following event happened:

(a)	Any event of default under any agreement in relation to any loan or debt, or any other event may give rise to repayment obligations under the agreement (or with the notice sent or the passage of time (or a combination of both) results in the above event happed); or

(b)	Any event that will lead to the guarantee of the Target Company's load or debt to be enforced (or with the notice sent or the passage of time (or a combination of both) results in the above event happed).

SECTION 11 TRANSFER

Without prior written consent of any party, either party shall not transfer or grant or attempt to transfer or grant its any rights or obligations under this Agreement.

SECTION 12 CONFIDENTIALITY

12.1 confidentiality obligations

Prior to and after the deal close, each Party shall:

(a)	not use or disclose any confidential information to any person (except the information necessary in the Target Company’s normal business prior to the deal close);

(b)	make its best efforts to prevent the use or disclose any confidential information (except in the case of Section 12.1.1);

(c)	ensure any affiliates of both the Buyer and the Seller abide by the provisions 12.1.1 and 12.1.2.

12.2 Exceptions

The provision of Section 12.1 above shall not apply to information that:

(a)	is or becomes public knowledge otherwise than through breach of Confidentiality;

(b)	is disclosed to any director and manager of the Buyer or the Seller (such person needs to know such confidential information to perform their responsibilities);

(c)	disclosed to any governmental authority in accordance with the applicable laws and regulatory rules of any kind, however, the premise that makes such disclosure, in practical situations, should be in consultation with the Buyer, and considering the Buyer’s reasonable request about the time of disclosure, disclosure content and form of making or sending the disclosure;

SECTION 13 GOVERNING LAW AND SETTLEMENT OF DISPUTES

13.1 This Agreement shall be governed by the laws of Belize.

13.2 In the event of any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof, such dispute shall be submitted for arbitration before Belize International Commercial Arbitration Centre (“BICAC”) in accordance with BICAC Arbitration Rules then in force. The arbitration place and oral hearing place shall be Belize.

13.3 The arbitration tribunal shall consist of three arbitrators, one appointed by each Party, a third arbitrator, the presiding arbitrator, shall be appointed by agreement between the Parties. If the Parties fail to jointly appoint the presiding arbitrator within fifteen days, BICAC shall make such appointment.

In witness whereof, each of the Parties hereto has caused this Agreement to be executed by its duly authorized representative on the date first set forth above.

The Buyer:

Jiang Zhentao

/s/ Jiang Zhentao
Jiang Zhentao

The Seller:

AGM Group Holdings Inc.

/s/ Tang Wenjie
Authorized Representative: Tang Wenjie
Title: Chief Executive Officer

The Target Company:

AGM Group Ltd.

/s/ Tang Wenjie
Authorized Representative: Tang Wenjie
Title: Chief Executive Officer

ANNEX B: THE BENCHMARK COMPANY, LLC FAIRNESS OPINION

September 12, 2018

STRICTLY CONFIDENTIAL

The Special Committee of the Board of Directors

AGM Group Holdings Inc.

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing

Peoples Republic of China

To the Special Committee of the Board of Directors:

We understand that an Equity Acquisition Agreement (the “Agreement”) has been entered into as of September 5, 2018 by and among: (i) Jiang Zhentao (the “Buyer”), a Chinese citizen; (ii) AGM Group Holdings Inc.(the “Seller” or the “Company”), an entity established and existing under the laws of BVI; and (iii) AGM Group Ltd. (the “Target Company”), an entity established and existing under the laws of Belize and a wholly-owned subsidiary of the Seller.

In accordance with the Agreement and subject to certain terms and conditions outlined in the Agreement, the Buyer desires to acquire 90% of the equity of the Target Company’s registered capital (the “Target Equity”) from the Seller and the Seller agrees to the share purchase by the Buyer. Upon the completion of the transaction, AGM Group Holdings Inc. will account for 10% of the ownership structure of the Target Company and Jiang Zhentao for 90%. The Buyer agrees to acquire the Target Company’s Target Equity and the Seller agrees to sell the Target Equity to the Buyer (the “Transaction”), and the Target Equity is without any rights burden.

In consideration of the estimated value of the Target Company of US$500,000, the transfer price of the Target Equity shall be US$450,000 (the “Transfer Price”). The Buyer shall pay the Transfer Price in available cash to the Seller’s designated bank account. A 20% initial payment shall be paid by the Buyer within five working days upon the signing of this Agreement. 30% shall be paid by the Buyer after the completion of legal and financial due diligence, and the remaining 50% shall be paid after the approval by The International Business Company Registry of Belize (“Belize Registry”) and the relevant change information can be checked through the public channel.

The Special Committee (the “Committee”) of the board of directors of the Company (the “Board”) has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Committee and to the Board as to whether the Consideration to be received by the Company in the Transaction is fair to the Company’s shareholders from a financial point of view.

In exchange for our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

The Benchmark Company, LLC - Member FINRA, SIPC

150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

This Opinion is addressed to, and is intended for the use, information and benefit of, the Committee and the Board (solely in its capacity as such) and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, Seller or the Target Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of the Seller, Target Company, Buyer or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee and the Board, on the assessments by the Committee, the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Seller, Target Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

●	the Equity Acquisition Agreement dated September 5th, 2018;

●	certain information relating to the historical, current and future operations, financial condition and prospects of Target Company, made available to us by the Company, including financial models that included actual monthly income statements for the seven-month period ending July 31, 2018, and projected income statements for the months of August 2018 and September 2018, and for the years 2018-2022. The financial models took into account two scenarios: the continued ownership and operation of Target Company by the Seller, and post-Transaction ownership and operation by the Buyer;

●	the latest consolidated balance sheet for Target Company as of July 31, 2018, and projected annual balance sheets for the year-ends 2018-2022, made available to us by the Company;

●	costs to be incurred by the Company in connection with the possible shutdown of Target Company;

●	discussions with certain members of the management of the Company and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of Target Company, the Transaction and related matters;

●	the current and historical market prices for certain of the Company’s publicly traded securities, and the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain other companies that we deemed to be relevant;

●	a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company;

●	the publicly available financial terms of certain transactions that we deemed to be relevant; and

●	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, Seller or Buyer and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, Seller or Buyer since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of the Company that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company. In addition, we have relied upon and assumed, without independent verification, that the final form of the Purchase Agreement will not differ in any respect from the draft of the Purchase Agreement identified above. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company, the Seller or Buyer nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the most recent draft Purchase Agreement provided to us.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company, Seller or Buyer or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is provided for the benefit of the Committee and the Board (solely in their capacities as such) and is not for the benefit of, and may not be used for any other purpose and does not constitute a recommendation to the shareholders of the Company as to how to vote or act with respect to the Transaction or otherwise.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Agreement is fair to the Company’s shareholders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director & Head of Investment Banking

Annex C: SECTION 179 OF BRITISH VIRGIN ISLANDS BUSINESS COMPANIES ACT

179. (1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i) a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii) a transfer pursuant to the power described in section 28(2);

(d) a redemption of his shares by the company pursuant to section 176; and

(e) an arrangement, if permitted by the Court.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares;

and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

C-1

(6) A member who dissents shall do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a) the company and the dissenting member shall each designate an appraiser;

(b) the two designated appraisers together shall designate an appraiser;

(c) the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

C-2

Annex D: FORM OF AGM GROUP HOLDINGS INC. (THE “COMPANY”) WRITTEN CONSENT OF CERTAIN SHAREHOLDERS IN LIEU OF MEETING PURSUANT TO SECTION 88 OF THE BRITISH VIRGIN ISLANDS BUSINESS COMPANIES ACT

AGM GROUP HOLDINGS INC.

WRITTEN CONSENT OF
A MAJORITY OF SHAREHOLDERS
IN LIEU OF A SPECIAL MEETING

Dated as of August 31, 2018

The undersigned, being a majority shareholders of AGM Group Holdings Inc., a company formed under the laws of the British Virgin Islands (the “Company”), acting pursuant to the provisions of Section 889 of the BVI Business Companies Act, 2004, as amended, and the Company’s Amended and Restated Memorandum and Articles of Association do hereby waive all notice of the time, place and purpose of a special meeting and hereby consent and agree to the adoption of the following resolutions, with the same force and effect as if made at a duly convened and held meeting of the shareholders:

Equity Acquisition Agreement

WHEREAS, as of August 15, 2018 (the “Record Date”), there were 21,316,055 Class A Ordinary Shares and 11,900,000 Class B Ordinary Shares issued and outstanding, representing a total of 80,816,055 votes (the “Total Votes”);

WHEREAS, fourteen (14) shareholders holding a total of 79,310,000 or 98.14% of the Total Votes as of the Record Date are present at this meeting;

WHEREAS, the 14 shareholders approve a resolution to cease the forex trading brokerage services and suspended activities on its social trading network platform, and to enter into an equity acquisition agreement (the “Agreement”) with AGM Group Ltd. and Zhentao Jiang, pursuant to which the Company shall sell 90% equity interest in AGM Group Ltd. to Zhentao Jiang for US$450,000 (the “Transaction”).

NOW THEREFORE, BE IT

Equity Acquisition Agreement

RESOLVED, that the 14 shareholders approve and confirm the Transaction, and cause the board of directors to enter into the Agreement.

General Resolutions

RESOLVED, that the proper officers of the Company be, and each of them hereby is, empowered to approve or authorize, as the case may be, such further action and the preparation, execution, and delivery of all such further instruments and documents in the name and on behalf of the Company, and to pay all such expenses and taxes, as in their judgment shall be necessary, proper, or advisable in order to carry out the intent and accomplish the purposes of the foregoing resolutions; and be it further

RESOLVED, that as used in the foregoing resolutions, the term “the proper officers” of the Company shall mean the President, Chief Executive Officer and Chief Financial Officer of the Company, and each of them, and with respect to matters involving only certification, attestation or countersignatures, any Secretary or Assistant Secretary of the Company; and that the proper officers of the Company be, and each of them acting alone hereby is, authorized and empowered, acting in the name and on behalf of the Company, to take such action and to execute and deliver all agreements, documents, and instruments referred to expressly or generally in the preceding resolutions, and any amendments, supplements, or modifications to any of such agreements, documents, and instruments; such actions, agreements, documents, instruments, amendments, supplements, and modifications shall be in such form and substance as the proper officer executing the same may, in his or her sole discretion, deem to be in the best interest of the Company in connection with or arising out of the actions contemplated by the foregoing resolutions; and be it further

RESOLVED, that any and all actions heretofore taken by the directors or the proper officers of the Company on behalf of the Company in furtherance of the actions authorized or contemplated by these foregoing resolutions be, and they hereby are, ratified, affirmed and approved in all respects, including, without limitation, the execution and delivery of any documents and instruments, including amendments, supplements, or modifications thereto as have been necessary or appropriate in order to effectuate the actions contemplated by the foregoing resolutions; and be it further

RESOLVED, that this Written Consent of the Majority Shareholders in Lieu of a Special Meeting may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and that facsimile and PDF signatures shall be deemed to have the same effect as originals; and be it further

RESOLVED, that this Written Consent of the Majority Shareholders in Lieu of a Special Meeting shall be filed with the minutes of meetings of shareholders and shall be treated for all purposes as action taken at a meeting.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, by affixing its signature hereto, does hereby consent to, authorize and approve the foregoing action in its capacity as the shareholders of AGM Group Holdings Inc.